Exhibit 99.2

O2Micro International Limited has advised that the 2014 annual report is available for viewing on the internet at http://www.o2micro.com.  If you do not have access to the internet and would like to obtain a hard copy, please write to:

O2Micro, Inc.
3118 Patrick Henry Drive
Santa Clara, CA 95054
Attention:  Annual Report

You may also request a hard copy of the annual report by calling the number +1-408-987-5920.